Free writing prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-252989

Dated April 27, 2021

Spirit Airlines Announces Offering Of Convertible Senior Notes Due 2026

MIRAMAR, Fla., April 27, 2021 (PR NEWSWIRE)—Spirit Airlines, Inc. (NYSE: SAVE) (“Spirit”) today announced that it has commenced an underwritten public offering of $440,000,000 aggregate principal amount of convertible senior notes due 2026 (the “Convertible Notes” and such offering, the “Convertible Notes Offering”). Spirit intends to grant the underwriters of the Convertible Notes Offering a 30-day option to purchase up to $60,000,000 aggregate principal amount of additional Convertible Notes, solely to cover over-allotments, in the Convertible Notes Offering.

Spirit is also separately conducting a registered direct offering of shares of its common stock (the “Common Stock Offering”) to certain holders of its outstanding 4.75% Convertible Senior Notes due 2025 (the “2025 Convertible Notes”).

Spirit expects to use a portion of the net proceeds from the Convertible Notes Offering to repurchase a portion of its outstanding 4.75% Convertible Senior Notes due 2025 (the “2025 Convertible Notes”) for cash pursuant to privately negotiated agreements with a limited number of current holders of such 2025 Convertible Notes, which agreements are conditioned upon the consummation of the Convertible Notes Offering. Spirit expects to use any remaining net proceeds from the Convertible Notes Offering for general corporate purposes. Spirit expects to use the net proceeds from the Common Stock Offering to redeem up to 40% of the original outstanding principal amount, or up to $340 million, of its 8.00% Senior Secured Notes due 2025 at a redemption price equal to 108.0%, plus accrued and unpaid interest on the principal amount being redeemed up to, but excluding, the redemption date.

The closing of neither the Common Stock Offering nor the Convertible Notes Offering is conditioned upon the closing of the other offering.

Barclays, Morgan Stanley, Citigroup and Deutsche Bank Securities are acting as underwriters for the Convertible Notes Offering. We have filed with the SEC a registration statement (including a prospectus) relating to the Common Stock Offering and Convertible Notes Offering and, in the case of the Convertible Notes Offering, a preliminary prospectus supplement. Before you invest, you should read the preliminary prospectus supplement (in the case of the Convertible Notes Offering) and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and these offerings. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the Convertible Notes Offering will arrange to send you the preliminary prospectus supplement for the Convertible Notes Offering and the accompanying prospectus upon request to: Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York, 11717, or by telephone at (888) 603-5847, or by email at barclaysprospectus@broadridge.com; Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department; Citigroup Global Markets Inc., Attn.: Prospectus Department, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (800) 831-9146 (toll-free); or Deutsche Bank Securities Inc., 60 Wall Street, New York, NY 10005, Attn: Prospectus Group, or by telephone: 800-503-4611, or by email: prospectus.CPDG@db.com. In addition, we will arrange to send you the prospectus relating to the Common Stock Offering upon request to Spirit Airlines, Inc., Attention: Investor Relations, 2800 Executive Way, Miramar, Florida 33025, or by telephone at (954) 447-7920.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the shares of common stock or the Convertible Notes or any other securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration and qualification under the securities laws of such state or jurisdiction.

Forward-Looking Statements

Statements in this release contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are subject to the “safe harbor” created by those sections. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than statements of historical facts are “forward-looking statements” for purposes of these provisions. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “potential,” and similar expressions intended to identify forward-looking statements. Forward-looking statements include, without limitation, statements related to the proposed terms of the offerings described herein, the completion, timing, and size of the proposed offerings, and the anticipated use of proceeds from the offerings. Such forward-looking statements are subject to risks, uncertainties and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors include, among others, the extent of the impact of the COVID-19 pandemic on Spirit’s business, results of operations and financial condition, and the extent of the impact of the COVID-19 pandemic on overall demand for air travel, restrictions on Spirit’s business by accepting financing under the CARES Act, the competitive environment in our industry, our ability to keep costs low and the impact of worldwide economic conditions, including the impact of economic cycles or downturns on customer travel behavior, and other factors, as described in Spirit’s filings with the Securities and Exchange Commission, including the detailed factors discussed under the heading “Risk Factors” in Spirit’s amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, as supplemented in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021. Furthermore, such forward-looking statements speak only as of the date of this release. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements. Risks or uncertainties (i) that are not currently known to us, (ii) that we currently deem to be immaterial, or (iii) that could apply to any company, could also materially adversely affect our business, financial condition, or future results.

About Spirit Airlines:

Spirit Airlines (NYSE: SAVE) is committed to delivering the best value in the sky. We are the leader in providing customizable travel options starting with an unbundled fare. This allows our Guests to pay only for the options they choose — like bags, seat assignments and refreshments — something we call À La Smarte. We make it possible for our Guests to venture further and discover more than ever before. Our Fit Fleet® is one of the youngest and most fuel-efficient in the U.S. We serve destinations throughout the U.S., Latin America and the Caribbean and are dedicated to giving back and improving those communities. Come save with us at spirit.com. At Spirit Airlines, we go. We go for you.

Investor Relations

954.447.7920

Investorrelations@spirit.com

Spirit Media Relations

954.364.0231

Media_Relations@spirit.com